August 18, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great Ajax Corp. Registration Statement on Form S-3 (File No. 333- 219923)

Ladies and Gentlemen:

Great Ajax Corp. (the “Company”) hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on August 22, 2017, or as soon thereafter as practicable.

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Very truly yours,

Great Ajax Corp.

By:	/s/ Lawrence Mendelsohn
Name:	Lawrence Mendelsohn
Title:	Chief Executive Officer

cc:	Anna Pinedo, Esq.
Brian Hirshberg, Esq.
Morrison & Foerster LLP